September 23, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Michael Volley
Amit Pande

Re:	Brookfield Asset Management Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2024
Form 10-Q for the Fiscal Quarter Ended June 30, 2025
File No. 001-41563

Dear Ladies and Gentlemen:

On behalf of Brookfield Asset Management Ltd. (the “Company” or “BAM”), please find responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 9, 2025, with respect to the Company’s Form 10-K (File No. 001-41563) (the “Form 10-K”) for the Company’s fiscal year ended December 31, 2024, filed with the Commission on March 17, 2025, and the Company’s Form 10-Q (File No. 001-41563) for the Company’s fiscal quarter ended June 30, 2025 (the “Q2 10-Q”), filed with the Commission on August 8, 2025. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Q2 10-Q.

Form 10-Q for the Fiscal Quarter Ended June 30, 2025

Preferred Shares Redeemable Non-Controlling Interest, page 15

1.	We note your disclosure that special tracking preferred shares of certain subsidiaries of the Company provide BN with a redemption right to receive a preferred amount equal to the fair value of carried interest entitlement. Please tell us in detail and revise future filings to clarify how the carried interest entitlement is determined. For example, clarify if it is based on the carried interest assuming the contract was terminated at the reporting date or some other measurement method.

The entitlement that BN has under the Tracking Shares is all carried interest generated by the funds that are included within the terms of those Tracking Shares after deducting any costs associated with that carried interest, as described on page 15 of the Q2 10-Q. These funds are “mature funds” (a term defined on page 5 of the Q2 10-Q) that had already significantly deployed capital prior to the completion of the 2022 Arrangement, the reorganization transaction through which the Company was created, and remained within the legal structure of the Company at the time it was formed. The value of the carried interest is based on the hypothetical liquidation at book value method (the “HLBV”) being applied to each such mature fund at each reporting date, which calculates the accrued carried interest that would be due to the Company pursuant to fund agreements as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. This measurement approach is consistent with how carried interest is measured and recognized within the “Investment income” financial statement line item of the Company’s Condensed Consolidated Statements of Operations and within the “Investments” line item of the Company’s Condensed Consolidated Balance Sheets. This approach to recognizing carried interest is described on pages 16, 17, and 19 of the Q2 10-Q.

In future filings, beginning with the Company’s Form 10-Q for the fiscal quarter ended September 30, 2025 (the “Q3 10-Q”), the Company will more clearly disclose, in a manner consistent with the above, how the carried interest entitlement is calculated and that the measurement of carried interest reflected in the value of the Tracking Shares at each reporting date is aligned with the carried interest recognized within the Condensed Consolidated Statements of Operations and Condensed Consolidated Balance Sheets. We will also include disclosure to this effect in Note 2 of the Company’s financial statements of future filings, as follows:

“The Company has outstanding various special tracking preferred shares of certain subsidiaries of the Company (“Tracking Shares”) which provide BN with a redemption right, upon a liquidation or redemption event, to receive a preferred amount equal to the fair value of carried interest entitlement from certain tracked assets, net of any compensation related costs. The carried interest entitlement, is determined based on the hypothetical liquidation at book value method of valuation (“HLBV”) being applied to each such mature fund at each reporting date, which calculates the accrued carried interest that would be due to the Company pursuant to fund agreements as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. These returns are realized through the payment of cumulative dividends, as and when declared by the board of directors of the relevant BAM subsidiaries. The Tracking Shares are entitled to vote, together with the common shares owned indirectly by the Company, in respect of those subsidiaries and are presented as preferred share redeemable non-controlling interest within the condensed consolidated balance sheets, outside of permanent equity.”

2.	We note your disclosure of the various redemption terms of the preferred shares of your subsidiaries and that many of the shares are remeasured every period to the fair value of the carried interest entitlement. Please tell us in detail and revise future filings to clarify when distributions are made. For example, clarify if distributions are only to be made upon redemption.

Distributions under the preferred shares described on pages 15, 35 and 36 of the Q2 10-Q occur as or when carried interest is realized from the respective funds, such that distributions are made periodically as realizations occur and distributions are not deferred until a redemption event occurs. Such distributions have historically been presented within the “Net issuance (redemptions)” line item found on page 35 of the Q2 10-Q. In future filings, beginning with the Company’s Q3 10-Q, we will revise the disclosure in Note 12 of the Company’s financial statements to clarify the nature and timing of distributions in a separate line item and further clarify within Note 2 of the Company’s financial statements the accounting policy associated with said preferred shares, as follows:

“The Company recognizes any change of the carrying amount of its preferred shares redeemable non-controlling interest in net (income) loss attributable to preferred share redeemable non-controlling interest in its condensed consolidated statements of operations. Distributions on the preferred shares redeemable non-controlling interest are made periodically as carried interest is realized. Distributions are not deferred until a redemption event occurs. These distributions are presented within Net issuance (redemptions) in the Condensed Consolidated Statement of Changes in Equity.”

3.	For the first and third series of Tracking Shares, please tell us and revise future filings to clarify if the rights to the respective economic interests are terminated if the shares are redeemed upon the tenth anniversary of issuance. Also clarify why BN would choose or not choose to redeem the shares at this date and what happens if BN does not redeem the shares.

Should the first and third series of Tracking Shares be redeemed at the tenth anniversary of issuance, BAM would be required to distribute or settle the fair value of those Tracking Shares owed as of that date, which would primarily reflect the value of the carried interest of the mature funds associated with those Tracking Shares. Following that redemption, BN would have no further economic entitlement to the carried interest of the funds or limited partner investment interests included within those respective Tracking Shares. We note that the average life of a given fund is 10-12 years; as such, it is expected that by the 10th anniversary of the issuance date of the first and third series of Tracking Shares, substantially all carried interest or limited partner investment value would have been realized and distributed to BN, or the remaining amount would likely be known. Accordingly, it would be reasonable to expect that BN would redeem the Tracking Shares as it would be able to realize the fair value of the Tracking Shares at that date. Should BN not redeem the first and third series of Tracking Shares at the redemption date, BN would continue to be entitled to the fair value of the underlying economic entitlement of those Tracking Shares but this value would be paid out as realizations are earned on the underlying mature funds. While we expect it is likely that BN will redeem the Tracking Shares by the 10th anniversary of issuance as virtually all value associated with the Tracking Shares would have been paid out or attributed to the Tracking Shares, this decision is ultimately outside of BAM’s control.

In future filings, beginning with the Company’s Q3 10-Q, we will revise Note 2 of the Company’s financial statements to more clearly outline the impact of a potential redemption by BN with respect to the first and third series of the Tracking Shares, as follows:

“While the first series of Tracking Shares is not currently redeemable, the Company believes that the first series of Tracking Shares will become redeemable as the redemption requirement is only through the passage of time. As such, the relevant redeemable non-controlling interest recognized outside of permanent equity requires remeasurement at each reporting period. Once the Tracking Shares are redeemed, the holder retains no further economic entitlement to the carried interest of the funds or limited partner investment interest included within those respective Tracking Shares.”

“While the third series of Tracking Shares is not currently redeemable, the Company believes that the first series of Tracking Shares will become redeemable as the redemption requirement is only through the passage of time. As such, the relevant redeemable non-controlling interest recognized outside of permanent equity requires remeasurement at each reporting period. Once the Tracking Shares are redeemed, the holder retains no further economic entitlement to the carried interest of the funds or limited partner investment interest included within those respective Tracking Shares.”

4.	We note disclosure on page 56 that appears to indicate that the investment in BSREP III is fully attributable to BN through their preferred shares redeemable noncontrolling interest. Please tell us and revise future filings to clearly disclose whether the financial activity related to BSREP III is attributed to BN and if so, disclose all relevant terms.

BSREP III is a mature fund and is captured within the terms of the first series of Tracking Shares. BN, as the holder of the Tracking Shares, is entitled to all economics associated with BAM’s investment in BSREP III. BAM records economics relating to the limited partner interest in BSREP III within the “Other (expenses) income, net” financial statement line item of the Condensed Consolidated Statements of Operations and such economic activity is attributed to Tracking Shares within the “Preferred shares redeemable non-controlling interest” financial statement line item on the Condensed Consolidated Statements of Operations. This attribution is in addition to any carried interests associated with mature funds as described in the response to Comment #1, above. Accordingly, when BAM receives distributions from BSREP III, these amounts are also distributed to BN.

In future filings, beginning with the Company’s Q3 10-Q, we will disclose in Note 2 of the Company’s financial statements that the BSREP III investment is included within the terms of the first series of Tracking Shares and outline the following material terms associated with that investment, as follows:

“The first series of Tracking Shares issued by Brookfield US Holdings Inc. (“BUSHI”), a subsidiary of the Company, provides BN with an economic interest equal to effectively 100% of the carried interest earned in mature funds. The first series of Tracking Shares also includes all economic interest associated with the Company’s investment in BSREP III. Any economics relating to the limited partnership interest in BSREP III is attributed to the preferred shares within the “Preferred shares redeemable non-controlling interest” financial statement line item on the Condensed Consolidated Statements of Operations. Carried interest entitlement on BSREP III follows the same approach as disclosed under the first series of Tracking Shares. The first series of Tracking Shares has a redemption clause whereby BUSHI, whose board is controlled by BN, may elect to redeem the Tracking Shares upon the tenth anniversary of issuance.”

5.	We note your disclosure that:

•	the second series of Tracking Shares issued by BMHL, a subsidiary of the Company, provides BN with an economic interest equal to effectively a 33.3% share of carried interests on open-ended funds,

•	you do not remeasure the non-controlling interest at each reporting period, and

•	it appears that the carrying value of this non-controlling interest was $0 at June 30, 2025 as disclosed on page 35.

Please tell us in detail if you recognized any carried interest income on open-ended funds during 2024 or 2025. If so, please tell us whether you attributed 33.3% of this income to non-controlling interests as a reduction to net income attributable to common stockholders. If material amounts of income were recognized but were not attributed, please revise disclosure in future filings to quantify the amount and ensure investors understand the timing and related facts and circumstances which would result in the shares being redeemed and the income being distributed to BN.

The Company advises the Staff that the second series of Tracking Shares issued by BMHL does not entitle BN to a 33.3% share of carried interests associated with all open-ended funds of BAM; rather, the second series of Tracking Shares provide BN with an economic interest equal to a 33.3% share of the carried interest associated with open-ended funds that were in existence at the time of the 2022 Arrangement and creation of the Company.

The total amount of carried interest income recognized by BAM associated with the funds subject to the second series of Tracking Shares that has not been attributed to BN is expected to be approximately $40 million as of the fiscal quarter ended June 30, 2025 which represents the total economic entitlement from all prior periods not previously distributed under this series of Tracking Shares. No amount has been historically attributed to the second series of Tracking Shares as this class of tracking share was not subject to remeasurement at each reporting period, as outlined on page 15 of the Q2 10-Q.

The Company advises the Staff that, during the fiscal quarter ended September 30, 2025, the terms of the second series of Tracking Shares were amended such that a future redemption at BN’s option is now permitted after 10 years consistent with the first and third series of Tracking Shares, and accordingly, it is expected that a remeasurement of the second series of Tracking Shares will occur at each reporting date beginning in the fiscal quarter ended September 30, 2025. As a result, we will attribute and disclose any and all amounts owed to the holder of the second series of Tracking Shares and will disclose this revision to the share terms in the Q3 10-Q.

6.	We note your disclosure that BUSHI's class B senior preferred shares are redeemable upon the tenth anniversary of issuance and that they are currently redeemable. Please tell us and revise future filings to clarify when the shares were issued and/or why they are currently redeemable.

The Company advises the Staff that the BUSHI class B senior preferred shares are redeemable by the issuer, whose board is controlled by BN, upon the tenth anniversary of issuance as disclosed in Note 2 of the Company’s financial statements. These shares were issued in December 2022 in conjunction with the 2022 Arrangement and the creation of the Company. While these preferred shares are not currently redeemable, the Company considers that it is probable that the preferred shares will become redeemable as the redemption requirement is only through passage of time. As such, the relevant redeemable non-controlling interest recognized outside of permanent equity requires remeasurement at each reporting period.

In future filings, beginning with the Company’s Q3 10-Q, the Company will disclose in Note 2 of the Company’s financial statements the date of issuance of the class B senior preferred shares and further clarify that such shares are not currently redeemable but it is probable that they will become redeemable, as follows:

“BUSHI's issued share capital consists of class B senior preferred shares and class B preferred shares outstanding as at June 30, 2025, all of which are held by BN. The class B senior preferred shares entitle the holder to cumulative preferential cash dividends at $1.36375 per share per annum and are ranked senior to the BUSHI Tracking Shares, class B preferred shares and common shares. The class B senior preferred shares were issued in December 2022 in conjunction with the 2022 Arrangement and are held by BN. The class B senior preferred shares are redeemable by the issuer, whose board is controlled by BN, upon the tenth anniversary of issuance at a redemption amount of $25 per share plus accrued and unpaid dividends. While the class B senior preferred shares are not currently redeemable, the Company considers that it is probable that the class B senior preferred shares will become redeemable as the redemption requirement is only through passage of time. As such, the relevant redeemable non-controlling interest recognized outside of permanent equity requires remeasurement at each reporting period. The class B preferred shares of BUSHI are redeemable at the option of both the holder and the issuer at a redemption amount of $25 per share plus declared and unpaid dividends, and entitle the holder to non-cumulative preferential cash dividends at 6.7% per annum on the redemption amount.”

7.	We note your disclosure that BUSHI's class B and class A preferred shares are currently redeemable. Please tell us and revise future filings to clarify the holders redemption terms and also to clarify why these shares are currently redeemable.

As noted on page 15 of the Q2 10-Q, these preferred shares are currently redeemable at the option of the issuer or the holder as per the underlying share terms, which provide for the ability of either the issuer or the holder to effect the redemption at any time at the shares’ par value of $25.00 per share, plus any accrued and unpaid dividends. We respectfully submit that, given the disclosure on page 15 of the Q2 10-Q, no revisions to future filings are required.

Non-Controlling Interest, page 16

8.	We note your disclosure that your subsidiaries have various outstanding classes of equity interests held by BN, which have rights to priority distributions, and further note that approximately 9% of net income was attributed to these interests for the six months ended June 30, 2025. Please tell us in detail and revise future filings to more clearly describe the priority distribution terms of each class of equity interest that results in a material amount of net income being attributed to non-controlling interests.

As outlined on pages 14, 23, 36, 50, 52, 54, and 61 of the Q2 10-Q, BN is entitled to 33.3% of all carried interest income generated on new funds prior to any carried interest compensation costs. This entitlement is structured as a non-controlling interest within the various fund structures for “new sponsored funds”, as defined on page 5 of the Q2 10-Q. Therefore, 100% of the carried interest income of these new sponsored funds is recognized as investment income by BAM, with a partially offsetting attribution of non-controlling interest for the portion due to BN reflecting this 33.3% equity interest. BAM will look to enhance the non-controlling interest accounting policy found in Note 2 of the Company’s financial statements in future filings, beginning with the Q3 10-Q, to better clarify the nature of the interest held by BN, as follows:

“The Company has various outstanding classes of equity interests, issued by the Company’s subsidiaries and held by BN, which have rights to priority distributions. Net income (loss) and other comprehensive income, if applicable, generated by the respective subsidiaries is allocated to non-controlling interest in consolidated entities and consolidated funds based on the substantive contractual terms of the subsidiaries’ governing agreements that specify the allocation of income or loss. Non-controlling interest includes BN’s entitlement to 33.3% pursuant to the Relationship Agreement of all carried interest generated on new funds prior to any carried interest compensation costs.”

Revenue Recognition - Incentive fees, page 16

9.	We note your disclosure on pages 50 and 51 that incentive management fees are presented in “Revenues-Incentive Fees” and in “Other Revenues” in the condensed consolidated statements of operations. Please revise future filings to discuss which incentive fees are presented in each line item.

The incentive management fees that are presented separately under “Revenues – Incentive Fees” are described on page 16 of the Q2 10-Q and are payments the Company is entitled to subject to our permanent capital vehicles meeting or exceeding certain performance thresholds on an annual basis. These represent a portion of the annual distributions made by the permanent capital vehicles above a predetermined hurdle.

The performance fees that are included within “Other revenues” are described on page 17 of the Q2 10-Q and represent performance fees accounted for as revenue from contracts with customers, but the structure and mechanism of which differs from those of the items recognized under “Revenues – Incentive Fees” and as such, the amounts are presented separately. We recognize that the language utilized on page 51 of the Q2 10-Q could more accurately reflect the amounts recognized in “Other revenues” as performance fees, and we will adjust language in future filings to align to the terminology found on page 17 of the Q2 10-Q.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

10.	We note from page 8 that, for the six months ended June 30, 2025 you did not recognize any realized carried interest income, but you recognized realized carried interest compensation. Please tell us in detail and revise future filings, as needed, to clarify your accounting policies that results in this apparent timing difference to ensure an investor can understand the relationship, if any between these line items.

The Company advises the Staff that the Company employs all individuals who are involved in the asset management business, and as such, incurs all associated carried interest compensation costs in accordance with ASC 710 Compensation - General. However, for those mature funds that existed prior to the 2022 Arrangement and the formation of BAM whose general partners did not move into the BAM structure, BAM is not entitled to carried interest income. The nature of this structure gives rise to certain instances where carried interest compensation costs can be generated or realized by BAM without offsetting carried interest income within BAM’s financial statements.

In order to ensure that BAM is not disadvantaged by the nature of this structure, BAM is party to the Relationship Agreement with BN, which outlines the manner in which carried interest compensation costs incurred by BAM are recoverable from BN where BAM is not entitled to the carried interest income of the particular fund. This is discussed in the context of carried interest compensation and performance-based compensation on pages 14, 17, and 37 of the Q2 10-Q.

As and when carried interest compensation costs are recoverable from BN, an offsetting recovery is recognized in “Other revenues” for the amounts associated with these mature funds. The Company advises the Staff that this recovery is also further discussed on pages 51, and 53 of the Q2 10-Q.

In our view, no timing difference exists with respect to carried interest compensation associated with mature funds, as BAM is not entitled to, and therefore will never recognize, the carried interest income of those funds to which the carried interest expense relates. Instead, it recognizes the expense with an offsetting recovery in “Other revenues”. In future filings, beginning with the Q3 10-Q, we will further enhance disclosures within Note 2 of the financial statements to clarify the recoverability of these costs and the manner in which they are generated, as follows:

“Carried Interest Compensation — Unrealized and realized carried interest is performance-based compensation associated with realized or unrealized carried interest based on performance of investments on a fund-by-fund basis. Such compensation expense is subject to both positive and negative adjustments. For certain carried interest compensation costs recognized in accordance with ASC 710 Compensation – General, BAM is not entitled to the associated carried interest income. Substantially all of these costs are recoverable from BN, with the recoveries being presented in “Other revenues” in the Condensed Consolidated Statements of Operations. As the expense is recorded as carried interest compensation costs and the recovery is recorded as “Other revenues”, we note the movement in carried interest compensation costs and carried interest revenues on a gross basis may not have a direct correlation.”

11.	We also note from page 8 that for the six months ended June 30, 2025 you recognized unrealized carried interest losses and also recognized unrealized carried interest compensation expense. Please tell us in detail and revise future filings as needed to discuss the reasons you recognized compensation expense even though you also recognized carried interest losses, to ensure an investor can understand the variability and relationship, if any, between these line items.

As noted in response to Comment #10 above, as BAM is the employer for all individuals within the asset management business, it incurs the entire liability associated with carried interest compensation for its employees. However, as certain funds are outside the organizational structure of BAM since they existed prior to the 2022 Arrangement, the carried interest income associated with these funds is not recognized within the BAM financial statements. Therefore, it is possible for BAM to incur incremental carried interest compensation costs without an offsetting carried interest income, but as these costs are recoverable from BN under the Relationship Agreement, an offsetting recovery is recognized in “Other revenues” for such legacy carried interest compensation costs.

The Company respectfully submits that the proposed additional disclosure in the response to Comment #10, above, will also satisfy Comment #11.

12.	We note your disclosure on pages 51 and 52 that (1) BAM recognizes various income (e.g., carried interest on mature and new funds) and associated expenses (e.g., carried interest allocation and taxes) on a gross basis and (2) the related net income or loss is attributable to BN via various equity classes of your subsidiaries. We also note your disclosure on page 17 that certain performance-based compensation costs are recovered from BN and presented in Other Revenues. Considering that it appears material amounts in multiple income statement line-items are recognized but ultimately passed on to BN through non-controlling interests, please consider quantifying in a tabular format, the amounts in each income statement line-items that are passed on to BN to allow a common stock investor to better understand the financial results and trends that will ultimately accrue to them.

The primary manner in which income is attributed to BN is through the various series of Tracking Shares which are held by BN, as well as the non-controlling interest which BN holds within the various carried interest income structures of new sponsored funds. The manner in which income is attributed to both of these items is described in Note 2 of the Q2 10-Q and is further detailed in Note 12 and Note 13 of the Q2 10-Q. We note that both Note 12 and Note 13 of the Company’s financial statements contain a line item that outlines the net income attributed to BN.

Beyond the disclosure noted above, certain costs are recovered from BN and are recognized in “Other revenues” resulting in a nil impact to BAM’s net income. The nature of this recovery is described in Note 2 and further described in Note 14 to the Condensed Consolidated Financial Statements in the Q2 10-Q.

We respectfully submit that sufficient disclosure is included within the Q2 10-Q to allow a reader to determine the amount of income attributed to BN through both the Tracking Shares and non-controlling interest. However, we acknowledge that further information associated with recoveries recognized in “Other revenues” should be provided and in future filings, beginning with the Q3 10-Q, we will provide more fulsome information to the reader by enhancing our related party disclosures found in Note 14 to include a breakdown of the amounts recovered from BN within the related party note disclosures.

Fee-Bearing Capital, page 60

13.	We note your disclosure related to leverage. If you include debt in your calculation of fee-bearing capital, please tell us and revise future filings to more clearly disclose the amount included and clarify if you earn fees on this amount. If you do not earn fees, please explain why you include it.

The definition of “Fee-Bearing Capital” on page 60 of the Q2 10-Q notes the inclusion of non-recourse leverage within the “Other” category. This represents debt within the listed affiliates and we currently earn a fee inclusive of this amount. In future filings, beginning with the Q3 10-Q, we will disclose more clearly the inclusion of leverage and separately disclose the amount of debt included in the Fee-Bearing Capital of each listed affiliate.

General

14.	We note your disclosure on page 24 that you owned an approximate 74% economic interest in Oaktree and on page 15 that you account for your investment using the equity method. Please tell us in detail how you considered whether you have a controlling financial interest in Oaktree and whether you should consolidate Oaktree. Please cite any relevant guidance you considered in your determination.

To determine whether we have a controlling financial interest in Oaktree, guidance was utilized from ASC 810, Consolidation - ASC 810-10-15-8, 15-10, 15-14, 25-1, 25-2, 25-5 to 25-14, 55-1.

The Oaktree investment was first made by BN in 2019, at which time BN’s economic interest was approximately 61%. At the time of the investment, a liquidity mechanism was established with certain investors in Oaktree where they were granted put options exercisable over a number of years, which provided the right to require BAM, or a subsidiary of BAM, to purchase additional shares of Oaktree from them at a prescribed valuation methodology.

The increase in BAM’s economic interest in Oaktree was a result of the exercise of these put options. However, governance rights in Oaktree are not determined based on economic interest, but rather determined in accordance with the operating agreement of Oaktree Capital Holdings, LLC (the “Operating Agreement”).

Decision making with respect to the significant activities of Oaktree is set out under the Operating Agreement. The Operating Agreement provides that decision making over the significant activities of Oaktree will be made by the Board of Directors (“Oaktree Board”) of Oaktree Capital Holdings, LLC, by majority vote.

The Oaktree Board consists of 14 directors that are elected under the terms of the Operating Agreement and consists of the following directors:

•	Two BAM Directors

•	Two Oaktree Capital Group Holdings, L.P. Directors (“OCGH”)

•	Five Joint Directors jointly appointed by OCGH and BAM who are in fact OCGH or BAM management.

•	Five independent directors, approved by both OCGH and BAM.

Under ASC 810, Oaktree is not a variable interest entity as it does not meet any of the criteria in ASC 810-10-15-14, and control was assessed as a voting interest entity. Based on the facts outlined above, although BAM holds a majority economic interest, other parties’ substantive participating rights (via the Oaktree Board) do not allow BAM to unilaterally make decisions over Oaktree’s significant activities in accordance with ASC 810-10-25-5 to 25-14 and 55-1.

As such, we concluded that BAM does not have a controlling financial interest in Oaktree under ASC 810 and therefore does not consolidate Oaktree. Due to BAM’s ability to appoint two BAM directors to the Oaktree Board and its right to approve the Joint Directors, we concluded that BAM is able to exercise significant influence over Oaktree’s operating and financial policies, and therefore accounts for its investment in Oaktree using the equity method under ASC 323.

Upon the occurrence of certain triggering events, none of which has occurred as at the date of this response letter, the current composition of the Oaktree Board changes such that all jointly appointed directors become designated as BAM directors and BAM will likely obtain control at that time. A reassessment under ASC 810 will be performed at that time to determine whether BAM will start consolidating Oaktree.

*****

If there are additional comments or questions, please do not hesitate to contact the undersigned.

Very Truly Yours,

By:	/s/ Hadley Peer Marshall
Hadley Peer Marshall
Chief Financial Officer, Brookfield Asset Management Ltd.

cc:	Mile T. Kurta, Torys LLP